SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-21951

                           NOTIFICATION OF LATE FILING

    (Check One): [X] Form 10-KSB [_] Form 11-K [_] Form 20-F [_] Form 10-QSB
                                 [_] Form N-SAR

                         For Period Ended: May 31, 2004

                       [_] Transition Report on Form 10-K
                       [_] Transition Report on Form 20-F
                       [_] Transition Report on Form 11-K
                       [_] Transition Report on Form 10-Q
                       [_] Transition Report on Form N-SAR

     For the Transition Period Ended:______________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: THE HERITAGE ORGANIZATION, INC.
                         --------------------------------

Former name if applicable:
                          -------------------------------

Address of principal executive office (Street and number):  P.O. Box 910
                                                            ------------

City, state and zip code: Addison, Texas 75001-0910
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                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will [X] be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-KSB, 11-K, 20-F 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Form 10-KSB by August 30, 2004, the required filing date, without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Vickie Walker              (214)         662-4094
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           (Name)              (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [_] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         THE HERITAGE ORGANIZATION, INC.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date: August 30, 2004              By: /s/ Vickie Walker
                                   --------------------------------
                                   Name:  Vickie Walker
                                   Title: Secretary, Chief Executive Officer,
                                          and Chief Financial Officer

                                 AJ ROBBINS, PC
                          CERTIFIED PUBLIC ACCOUNTANTS
                           216 16TH STREET, SUITE 600
                             DENVER, COLORADO 80202


August 30, 2004

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Re: The Heritage Organization, Inc. Annual Report on Form 10-KSB

Dear Sir or Madam:

The Company is unable to file its 2004 Annual Report on Form 10-KSB within the prescribed time period because it has experienced certain difficulties in providing the requisite information to this Firm.

Very truly yours,

AJ ROBBINS, PC


By /s/ AJ ROBBINS, CPA
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   AJ Robbins, CPA






                                 End of Filing